Stardust Power, Inc.

15 E. Putnam Ave, Suite 378

Greenwich, CT 06830

February 5, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

Re: Stardust Power, Inc.

Registration Statement on Form S-1, as amended

File No. 333-293182

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Stardust Power, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:01 p.m., Eastern Time, on Monday, February 9, 2026, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Matthew Siracusa, Esq. at (845) 649-8868. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Matthew Siracusa, Esq. by or email at msiracusa@srfc.law, or magrawal@srfc.law.

If you have any questions regarding this request, please contact Matthew Siracusa, Esq. of Sichenzia Ross Ference Carmel LLP at (845) 649-8868.

Very Truly Yours,

By:	/s/ Roshan Pujari
Name:	Roshan Pujari
Title:	Chief Executive Officer

cc: Matthew Siracusa, Esq., Sichenzia Ross Ference Carmel LLP